Exhibit 99.1

ReTo Eco-Solutions, Inc. to Hold its Annual Meeting of Shareholders at its

New Headquarters on November 6, 2018 Beijing Time

BEIJING--(BUSINESS WIRE)-- ReTo Eco-Solutions (NASDAQ:RETO) (“ReTo” or the “Company”), a leading provider of comprehensive eco-friendly project solutions and one of China’s largest manufacturer of environmentally friendly construction materials, today announced that it plans to hold its 2018 Annual Meeting of Shareholders (the “Meeting”) at 10:00 a.m. Beijing time on November 6, 2018, which is 9:00 p.m. EST on November 5, 2018. Stockholders as of the record date, close of business on September 17, 2018, will be entitled to vote at the meeting.

The Meeting will be held at the Company’s new headquarters located at Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing, China, 100101.

About ReTo Eco-Solutions, Inc.

Founded in 1999 and headquartered in Beijing, ReTo is a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. The Company also provides a full range of eco-friendly project solutions, including consultation, design, project implementation and construction, relating to all stages of sponge-city projects for customers. The Company’s clients are located or have been located in mainland China, and internationally, including Canada, the United States, Middle East, India, Maldives North Africa and Brazil. For more information, please visit: http://en.retoeco.com/.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding the Company’s Meeting are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Email: ir@retoeco.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1-732-910-9692